EXHIBIT 99.1

Neptune Technologies & Bioressources Investing Over $20M in Sherbrooke

LAVAL, Quebec, March 9, 2012 (GLOBE NEWSWIRE) -- In the presence of the Premier of Québec, Jean Charest, Neptune Technologies & Bioressources (Nasdaq:NEPT) (TSX:NTB) and Sherbrooke Innopole are pleased to announce that the company has finalized its expansion plans at its Sherbooke plant, which will generate an investment of more than twenty million dollars and create at least 40 new jobs.

Neptune will triple its production capacity with the expansion of the Sherbrooke plant. The first phase is expected to be completed by November 2012. The excavation began last December.

For its expansion project, Neptune counted on the financial support of various key players. The Provincial Government, via Investissement Quebec, contributed a $3M grant, plus $1.1M in Investment Tax Credits. The Federal Government, via Canada Economic Development, contributed $3.5M via an interest-free loan. Also, Desjardins Business Center contributed a $9M mortgage loan and Sherbrooke Innopole a $200K grant. All the contributions exceed $17M with the balance being provided by Neptune's working capital.

In addition to the 90 to 100 people employed during the construction, the entire project will create more than 40 permanent jobs in Sherbrooke, in addition to the 65 existing positions. "The spinoff of this project is significant because not only will this create specialist positions, it will also strengthen Sherbrooke's position as a major player of Life Sciences, a state of the art sector for economic development," says Pierre Bélanger, General Director of Sherbrooke Innopole.

The new two-level building with an area of 40,000 square feet will almost entirely be dedicated to the production process, in addition to the existing 12,000 square feet facility, which accommodates labs, administrative offices and the current production facility. "The structure of the new plant is very innovative in that it makes way for automation since the process will allow the central freezer to supply the production line towards the building's extremities. This will allow greater flexibility for our production lines and improved efficiency, while also leaving space for future investments," says Eric Simard, Vice-President of Science and Development at Neptune.

"This excellent news further confirms the relevance of our economic development strategy, based on key sectors. To logistically and financially support an innovative company like Neptune, not only contributes to the success of the company on the international scene, but also positions Sherbrooke in this state of the art sector," states Pierre Bélanger, General Director of Sherbrooke Innopole.

"Neptune has always had an innovative approach, using the most advanced technology to achieve the highest level of productivity, efficiency and quality. The benefits recognized by Health Canada on cardiovascular health, inflammation and woman's health provide us with a competitive edge for our international development. These investments will result in strengthening our position within the industry and contribute to new market expansion," stated the President and CEO, Mr. Henri Harland.

For his part, Mr. Alain Gravel, director of the Laval Desjardins Business Center, highlights that he is very proud to count Neptune as one of his clients. ''It is all Desjardins who is behind this service offer. This dynamic and successful company has found with us business solutions worthy of their ambitions. We are celebrating their accomplishment and wish them great success.''

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com